December 3, 2004
Mail Stop 0305

Via U.S. Mail and facsimile (480)471-8500
John McPhilimy
Chief Financial Officer
Dimensional Visions Incorporated
8777 N. Gainey Center Drive
Suite 191
Scottsdale, AZ  85258

	Re:	Form 8-K filed November 15, 2004
File No.: 1-10196

Dear Mr. McPhilimy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 16

1. The letter from the former accountant was due ten business days after the filing of this report. Amend the report to include the required letter from the former accountant indicating whether or not they agree with your disclosures in the Form 8-K. See Item 304 of Regulation S-K.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We welcome any questions you may have about our comments or on any other aspect of our review. You may contact me at 202-942-1785, or in my absence, Robert Benton at 202-942-1811.

Sincerely,


								Theresa A. Messinese, CPA
Staff Accountant
John McPhilimy
Dimensional Visions Incorporated
December 3, 2004
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